PEAR TREE PANAGORA EMERGING MARKETS FUND

SECOND AMENDED AND RESTATED MANAGEMENT FEE WAIVER

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree PanAgora Emerging Markets Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended (the “Management Contract”), between the Manager and the Trust.

At such time as the Trustees of the Trust (the “Trustees”) approve this Second Amended and Restated Management Fee Waiver, the Manager hereby agrees for the period August 1, 2016 through July 31, 2017 (the “Waiver Period”) to waive such portion of the management fees that it would otherwise receive under the Management Contract for serving as investment manager to the Fund, such that the aggregate management fee that the Manager would receive during the Waiver Period for serving as the investment manager of the Fund would be calculated using (a) an annual rate of 0.78 percent if the Fund’s Net Assets (as such term is defined in the Management Contract) are up to $300 million, and (b) an annual rate of 0.83 percent for Fund Net Assets between $300 million and $600 million, and (c) an annual rate of 0.88 percent for Fund Net Assets in excess of $600 million.

This Second Amended and Restated Management Fee Waiver only may be rescinded, amended or modified at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

PEAR TREE ADVISORS, INC.

By:/s/ Willard L. Umphrey

Willard L. Umphrey, President
Date: May 11, 2016

55 Old Bedford Road, Suite 202  I  Lincoln, MA 01773  I  800 – 550 – 6218  I  781 – 259 – 1166 fax

Agreed and Accepted:

PEAR TREE FUNDS

By:/s/ Willard L. Umphrey
Willard L. Umphrey, President
Date: May 11, 2016